Yayi International Inc. No.9, Xingguang Road, Northern Industrial Park of Zhongbei Town, Xiqing District, Tianjin, 300384, China

August 5, 2011

By EDGAR Transmission

Ms. Alexandra M. Ledbetter
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Yayi International Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 14, 2011
File No. 333-170172

Dear Ms. Ledbetter:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Yayi International Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:00 p.m. (Eastern Time) on August 8, 2011, or as soon thereafter as practicable.

We acknowledge and agree that:

●
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended as they relate to the proposed public offering of the securities specified in the above Registration Statement.  We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

Please contact Qixiang Sun of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202)663-8349, if you have any questions or concerns regarding this matter.

Very truly yours,

YAYI INTERNATIONAL INC.

By: /s/ Li Liu
Li Liu
President and Chief Executive Officer

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